# GREENHILL COGENT, LP

## NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2015

1.  **ORGANIZATION**

    Greenhill Cogent, LP (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). On April 1, 2015, Greenhill & Co., Inc. (NYSE: GHL) ("Parent") acquired 100% ownership of the Partnership. Greenhill GP, LLC is a 0.1% General Partner (the "General Partner") and Greenhill Cogent Holdings, LP is the 99.9% Limited Partner (the "Limited Partner") of the Partnership, which are now fully owned subsidiaries of the Parent. The Partnership changed its name from CP Cogent Securities, LP to Greenhill Cogent, LP on April 1, 2015 due to the acquisition by Parent. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    The summary of significant accounting policies of the Partnership is presented to assist in understanding the Partnership's statement of financial condition. The statement of financial condition and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the statement of financial condition. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

    *Use of Estimates in the Preparation of Statement of Financial Condition*
    The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable, allocations of expenses under an expense-sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

    *Cash and Cash Equivalents*
    Cash and cash equivalents includes amounts due from banks, and all highly liquid investments with maturities of three months or less. The Partnership maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Partnership is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

    *Accounts Receivable*
    Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. At December 31, 2015, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The

Partnership did not write off any accounts receivable during the year ended December 31, 2015. The Partnership did not record a bad debt expense for the year ended December 31, 2015.

*Concentrations of Credit Risk*
Accounts receivable from one customer accounted for 1.0% of total accounts receivable at December 31, 2015. Credit risk related to transaction fees receivable is disbursed across a large number of clients. The Partnership controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

*Income Taxes*
The Partnership's Parent is a corporate taxpayer. The Partnership continues to be a limited partnership which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Partnership's statement of financial condition The Partnership follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its statement of financial condition uncertain tax positions taken or expected to be taken on its income tax returns. The Partnership determined there was no requirement to accrue any liabilities as of December 31, 2015.

*Revenue Recognition*
It is the Partnership's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collectability is reasonably assured. The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

The Partnership makes various transaction-related expenditures, such as travel and professional fees, on behalf of its clients. Pursuant to the engagement letters with its clients, these expenditures may be reimbursable. The Partnership records such expenditures as incurred and records revenue when it is determined that clients have an obligation to reimburse the Partnership for such expenses. The Partnership's clients reimburse certain expenses incurred by the Partnership in the conduct of transactions. Expenses are reported net of such client reimbursements.

*Accounting Developments*
In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with* Customers ("ASU 2014-09"). ASU 2014-09 defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The guidance, as stated in ASU 2014-09, was effective beginning in the first quarter of fiscal year 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers – Deferral of Effective Date* ("ASU 2015-14"), which defers the effective date by one year, with early adoption on the original effective date permitted. The Partnership is currently evaluating the impact of the new guidance on its statement of financial condition.

3. **REGULATORY REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Partnership to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. At December 31, 2015, the Partnership had net capital of $2,735,577, which was $2,472,849 in excess of its minimum net capital requirement of $262,728. The Partnership handled no customer securities or accounts

during the year ended December 31, 2015 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3. Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

The computation of net capital included in the Partnership's Form X-17A-5 (FOCUS Report, Part IIA) as of December 31, 2015, does not differ materially from the schedule in the Supplemental Material.

4. **RELATED PARTY TRANSACTIONS**

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. In accordance with the expense-sharing agreement, the Partnerships' share of these expenses is 75% of deemed appropriate expenses incurred by the Limited Partner. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities. Amounts due to the Limited Partner totaled $2,576,696 at December 31, 2015 for allocated expenses not yet paid.

The Partnership has payables of $863,046 as part of their revenue sharing agreement to an affiliate, Greenhill Cogent Europe, LLP, for services provided in assisting on client engagements during the year.

5. **PARTNERS' CAPITAL**

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $28,500,000 for the year ended December 31, 2015.

6. **RETIREMENT PLAN**

The General Partner and the Partnership sponsor a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The General Partner may make discretionary matching and profit-sharing contributions to the Plan. The General Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment.

7. **COMMITMENTS AND CONTINGENCIES**

The General Partner and the Partnership lease office space under various operating lease agreements in connection with an expense-sharing agreement.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

| | | |
|---|---|---|
| 2016 | $ | 788,700 |
| 2017 | | 756,558 |
| 2018 | | 650,995 |
| 2019 | | 240,740 |
| 2020 | | - |
| | $ | 2,436,993 |

The Partnership is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Partnership does not believe any such proceedings will have a material adverse effect on its results of operations.

8. **SUBSEQUENT EVENTS**

The Partnership has evaluated subsequent events through the date on which the statement of financial condition is issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes of the statement of financial condition.